FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of September, 2002

Intertape Polymer Group Inc.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                              Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                                       No      X

[If "Yes" is marked, indicate below the file number
assigned to the registrant in connection with Rule 12g3-2(b):    82-______]


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  September 30, 2002
                                                      By:/s/ Andrew M. Archibald
	                                    Andrew M. Archibald, CFO, Vice
                                                       President Administration,
                                                       Secretary & Treasurer



September 30, 2002
						NYSE SYMBOL:	ITP
						TSX SYMBOL:	ITP


INTERTAPE POLYMER GROUP CONTINUES STRATEGIC DRIVE TO REDUCE
OPERATING COSTS AND ENHANCE COMPETITIVENESS

   - Elimination of two manufacturing facilities.
   - Additional headcount reduction and efficiency 	measures.
   - Estimated pre-tax cost savings of approximately $17.0 	million annually.
   - Flat near-term revenue outlook.

Montreal, Quebec, Canada - September 30, 2002 - Intertape
Polymer Group Inc. (NYSE, TSX: ITP) today announced it is implementing a number of strategic operating and efficiency measures that will further reduce operating costs.

Significant Cost Reductions to Benefit Flexible Intermediate Bulk Container ("FIBC") Division
As part of its ongoing program to reduce costs, Intertape
Polymer Group ("IPG") is closing the remaining manufacturing and related service operations in Rayne, Louisiana as well as the Edmundston, New Brunswick, Canada manufacturing plant. All operations will be consolidated at IPG's modern factory in Piedras Negras, Mexico. IPG's Mexican facility has sufficient capacity to integrate these functions and operate on a lower cost basis. These changes are expected to be fully implemented by late November, 2002.

Cullen Jones, Director of Sales & Marketing for IPG's FIBC operation stated that the move should improve the Company's competitive position. "We currently command an important share of the market. This initiative to lower costs enhances our ability to solidify and grow that position."

The consolidation program provides both strategic and financial benefits. Coupled with existing manufacturing agreements in India and China, IPG believes it will now be able to supply some of the most technical and high quality FIBC's throughout the world at competitive prices. The program should strengthen IPG's position as a low cost producer and will further enhance its status as one of the leading players in the sector. Based on current volumes, the consolidation is expected to result in cost reductions of approximately $3.0 million pretax annually.

IPG is the largest fully integrated FIBC manufacturer in North America. The Company is a leader in developing and manufacturing specialized polyolefin plastic and industrial woven packaging products, including FIBC's, which provide an innovative solution to dry bulk shipping requirements.

Additional Company Wide Operating Efficiency Measures
The Company also indicated that it would be reducing headcount levels in its selling, general and administrative areas ("SG&A"). These reductions are expected to decrease SG&A expenses by approximately
$2.5 million pretax annually.

Management has identified further cost savings opportunities which it currently plans to implement over the next twelve months. When completed, these changes are estimated to reduce operating expenses by up to $12.0 million pretax annually.

In connection with the FIBC consolidation and headcount cost reductions announced today, the Company will be recording a one-time pretax charge of approximately $2.5 million in its third quarter earnings results. This charge relates to severance costs as well as the write-down of certain manufacturing assets. No additional charges or provisions are currently foreseen for the additional $12.0 million of estimated annual cost savings.

Third Quarter Update
As a result of the continued weakness in the global economy, the Company now expects that third quarter revenues should be approximately the same as the second quarter. IPG plans to release third quarter financial results on October 21, 2002.

Conference Call
A conference call to discuss the Company's cost cutting initiatives will be held today at 11:30 Eastern Time.
Participants may dial 1-888-428-4479 in the U.S. and Canada and 1-651-291-0561 international.

About Intertape Polymer Group
Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,800 employees with operations in 21 locations, including 15 manufacturing facilities in North
America and one in Europe.


Safe Harbor Statement
The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold;
delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION
CONTACT:		Melbourne F. Yull
			Chairman and Chief Executive 						Officer
			Intertape Polymer Group Inc.
			Tel.: 866-202-4713
			E-mail: itp$info@intertapeipg.com
			Web: www.intertapepolymer.com